UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Ellomay Capital Ltd.
(formerly: Nur Macroprinters Ltd.)
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M39927 104
(CUSIP number)

Kanir Joint Investments (2005) Limited Partnership
c/o Adam M. Klein
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Tel: +972-3-608-9839

(Name, address and telephone number of person
authorized to receive notices and communications)

January 26, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS Kanir Joint Investments (2005) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 73,064,138*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,967,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,545,444*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%*
14	TYPE OF REPORTING PERSON PN
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS Kanir Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 73,064,138*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,967,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,545,444*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%*
14	TYPE OF REPORTING PERSON CO, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS Menahem Raphael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 73,064,138*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,967,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,545,444*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%*
14	TYPE OF REPORTING PERSON IN, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS Ran Fridrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 73,064,138*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,967,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,545,444*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.5%*
14	TYPE OF REPORTING PERSON IN, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS S. Nechama Investments (2008) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 73,064,138*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,967,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,518,694*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%*
14	TYPE OF REPORTING PERSON CO
______________________
*Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS Shlomo Nechama
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,264,192
	8	SHARED VOTING POWER 73,064,138*
	9	SOLE DISPOSITIVE POWER 6,264,192
	10	SHARED DISPOSITIVE POWER 36,967,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,782,886*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%*
14	TYPE OF REPORTING PERSON IN, HC

______________________
*Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS Bonstar Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 846,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 846,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A
CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS Joseph Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,596,906
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,596,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,596,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D/A

CUSIP No. M39927 104
1	NAMES OF REPORTING PERSONS Ishay Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,596,906
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,596,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,596,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Kanir LP and Kanir Ltd. on November 14, 2005 (the “Original Schedule 13D”), as amended on February 21, 2008, on March 11, 2008, on March 31, 2008 (“Amendment No. 3”) and on May 6, 2008.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

In October 2008, Kanir LP financed the exercise by it of warrants to purchase 412,962 Ordinary Shares out of its working capital, and Mr. Nechama financed the exercise by him of warrants to purchase 412,961 Ordinary Shares with personal funds, each in the amount of approximately $215,000.

The purchases of an aggregate of 750,000 Ordinary Shares by a company jointly owned by Messrs. Joseph Mor and Ishay Mor in multiple transactions from July 2, 2008 to January 14, 2009 were financed out of such company’s working capital in the aggregate amount of approximately $411,000.

Item 4.  Purposes of Transaction

Item 4 is hereby amended by adding the following:

The purchases described in this Amendment were made for investment purposes.

Item 5.  Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 73,786,428 Ordinary Shares outstanding as of January 27, 2009, based on information provided by the Issuer.

Kanir LP currently holds 23,073,838 Ordinary Shares and warrants to purchase 13,076,620 Ordinary Shares, as well as the Fortissimo Call Option (as defined below) with respect to warrants to purchase an additional 1,394,986 Ordinary Shares, which together constitute approximately 42.5% of the outstanding Ordinary Shares (assuming the exercise of all options and warrants held by Kanir LP).  Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP.  As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP.  Messrs. Raphael and Fridrich are the sole general partners and directors of Kanir Ltd.  As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP.  Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

Nechama Investments currently holds 22,661,551 Ordinary Shares and warrants to purchase 10,067,172 Ordinary Shares, as well as the Fortissimo Call Option with respect to warrants to purchase an additional 2,789,971 Ordinary Shares, which together constitute approximately 41.0% of the outstanding Ordinary Shares, and Mr. Nechama currently holds 412,961 Ordinary Shares and warrants to purchase 5,851,231 Ordinary Shares, which constitute approximately 7.9% of the outstanding Ordinary Shares (assuming the exercise of all such options and warrants).  Mr. Nechama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any Ordinary Shares beneficially owned by Nechama Investments, which constitute (together with his options and warrants) 45.2% of the outstanding Ordinary Shares in the aggregate (assuming the exercise of all options and warrants held by the Nechama Reporting Persons).

By virtue of the 2008 Shareholders Agreement, the Kanir Reporting Persons and the Nechama Reporting Persons may be deemed to be members of a group that holds shared voting power with respect to 45,735,389 Ordinary Shares and warrants to purchase 23,143,792 Ordinary Shares, as well as 4,184,957 Ordinary Shares under the Fortissimo Call Option, which together constitute approximately 72.3% of the outstanding Ordinary Shares (assuming the exercise of all such options and warrants), and holds shared dispositive power with respect to 36,967,000 Ordinary Shares (the so-called “Restricted Shares” under the 2008 Shareholders Agreement), which constitute 50.1% of the outstanding Ordinary Shares.  Accordingly, Mr. Nechama may be deemed to beneficially own approximately 74.2% of the Outstanding Shares.  Each of the Kanir Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Nechama Reporting Persons, and each of the Nechama Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Kanir Reporting Persons.

Messrs. Joseph Mor and Ishay Mor currently beneficially own 750,000 Ordinary Shares held by a company jointly owned by them and warrants to purchase 846,906 Ordinary Shares held by Bonstar, which together constitute approximately 2.1% of the outstanding Ordinary Shares (assuming the exercise of such warrants). Bonstar is also a limited partner of Kanir LP and assisted Kanir LP in the financing of the purchase of some of its Ordinary Shares.  Accordingly, Bonstar may be deemed to be a member of a group with Kanir LP, although there are no agreements between them with respect to the Ordinary Shares beneficially owned by each of them.  The Bonstar Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by any of other Reporting Persons, and such Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Bonstar Reporting Persons.

(c)   Messrs. Joseph Mor and Ishay Mor, through a company jointly owned by them, effected the following purchases of Ordinary Shares in open market transactions on the OTC Bulletin Board on the respective dates and at the respective prices set forth below:

Date of Purchase	Number of Shares Purchased	Price per Share
December 29, 2008	95,000	$0.50
January 13, 2009	56,500	$0.55
January 13, 2009	5,000	$0.55
January 14, 2009	22,211	$0.55

Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the reporting Person during the 60 days prior to the date of this Amendment.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Interest in the Securities of the Issuer Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

As described in Amendment No. 3, Kanir LP and Nechama Investments (the “Purchasers”) and the Fortissimo Entities (as defined in the Original Schedule 13D) entered into the Fortissimo SPA  (as defined in Amendment No. 3 and filed as an exhibit thereto) on March 27, 2008. Among the transactions set forth in the Fortissimo SPA, the Purchasers granted the Fortissimo Entities a put option exercisable at $0.50 per warrant, and the Fortissimo Entities granted the Purchasers a call option (the “Fortissimo Call Option”) exercisable at $0.80 per warrant, with respect to warrants to purchase 4,184,957 Ordinary Shares of the Fortissimo Entities, in each case, subject to equitable adjustments in the event of customary capitalization events or dividend distributions. Said options, which are allocated one-third to Kanir LP and two-thirds to Nechama Investments, are exercisable during the period commencing on March 27, 2009 and ending on the earlier to occur of (i) March 27, 2010 and (ii) the date on which such warrants have been listed for trade on a stock market.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2009

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By: KANIR INVESTMENTS LTD., its General Partner

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

KANIR INVESTMENTS LTD.

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

/s/ Menahem Raphael
Menahem Raphael

/s/ Ran Fridrich
Ran Fridrich

S. NECHAMA INVESTMENTS (2008) LTD.

By: /s/ Shlomo Nechama
Name: Shlomo Nechama
Title: Director

/s/ Shlomo Nechama
Shlomo Nechama

BONSTAR INVESTMENTS LTD.

By: /s/ Joseph Mor
Name: Joseph Mor
Title: Director

/s/ Joseph Mor
Joseph Mor

/s/ Ishay Mor
Ishay Mor